To:	British Columbia Securities Commission;
Alberta Securities Commission;
Saskatchewan Financial Service Commission, Securities Division;
Manitoba Securities Commission;
Ontario Securities Commission;
Autorite des marches financiers:
New Brunswick Securities Commission; and
Prince Edward Island Securities Office.

We have read the statements made by Merus Labs International Inc. in the attached copy of Change of Auditor Notice dated March 8, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 8, 2012.

Yours very truly,

PricewaterhouseCoopers LLP
Mississauga, Ontario
March 20, 2012

PricewaterhouseCoopers LLP, Chartered Accountants
Mississauga Executive Centre, One Robert Speck Parkway, Suite 1100, Mississauga, Ontario, Cmzada L4Z3M3
T: +1 905 949 7400, F: +1 416 814 3220, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.